S 19008269

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Partners BD LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29100 Northwestern Hwy, Suite 405
(No. and Street)

Southfield (City) MI (State) 48034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rajesh Kothari 248-430-6266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney + Novotny
(Name – *if individual, state last, first, middle name*)

1111 Superior Ave, Suite 700 (Address) Cleveland (City) OH (State) 44114 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rajesh Kothari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Partners BD LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA R. SANTIAGO
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jun. 19, 2024
Acting in the County of OAKLAND

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney
Maloney + Novotny LLC

Report of Independent Registered Public Accounting Firm

To the Member
Cascade Partners BD, LLC
Southfield, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cascade Partners BD, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cascade Partners BD, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cascade Partners BD, LLC's management. Our responsibility is to express an opinion on Cascade Partners BD, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cascade Partners BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Maloney + Novotny LLC

We have served as Cascade Partners BD, LLC's auditor since 2016.

Cleveland, Ohio
February 25, 2019

Cascade Partners BD, LLC
Statement of Financial Condition
As of December 31, 2018

ASSETS	
Current Assets	
Cash	$ 95,881
Accounts Receivable	7,208
Prepaid Expenses	9,616
TOTAL ASSETS	**112,704**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts Payable	1,172
Total Liabilities	1,172
Equity	
Member's Equity	111,532
Total Member's Equity	111,532
TOTAL LIABILITIES & MEMBER'S EQUITY	**$ 112,704**

-The accompanying notes are an integral part of these financial statements-

Cascade Partners BD, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2018

Note 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Cascade Partners BD, LLC (the "Company") is a limited broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is a member of Securities Investor Protection Corporation ("SIPC"). The Company is a Michigan Limited Liability Company that is a wholly owned subsidiary of Cascade Partners, LLC (the "Parent"). The Company provides investment banking and certain other financial services to a variety of companies.

b. Financial Reporting Framework—The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

d. Cash and Cash Equivalents—For purposes of the statement of cash flows, the Company considers all deposits in demand accounts and all short-term securities purchased with a maturity of three months or less to be cash or cash equivalents.

e. Accounts Receivable—The accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off balances when deemed uncollectible.

f. Revenue Recognition—The Financial Accounting Standards Board (FASB) issued new guidance that created Topic 606 Revenue from Contracts with Customers, in the Accounting Standards Codification (ASC). Topic 606 supersedes the revenue recognition requirements in FASB ASC 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. We have implemented the standard using the Modified Retrospective Method of adoption, with the cumulative effect of initially applying the guidance recognized at the date of initial application. There was no cumulative effect from adopting this standard.

g. Warrants—From time to time, the Company may receive warrants from clients as partial payment for consulting fees. It is the Company's opinion that these warrants had no value at the date of receipt and at December 31, 2018 because of the limited market liquidity, high likelihood of further dilution, and risks for ongoing success of the companies.

h. Income Taxes—The Company is not a tax paying entity for the purposes of federal and state income taxes. Federal and state income taxes of the Company are reported by the Parent entity, and accordingly, no provision for income taxes has been reflected on the statements. The Company does not have any significant unrecognized tax benefits or liabilities as of December 31, 2018.

i. Subsequent Events—The Company has evaluated events and transactions that occurred between January 1, 2019 and February 25, 2019, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. No items were noted for inclusion in the financial statements as a result of these procedures.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1(and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. As of December 31, 2018, the Company had net capital of $94,709 or $89,709 net capital in excess of minimum net capital required. As of December 31, 2018, the Company's ratio of aggregate indebtedness was $.012 to 1. There were no material differences between net capital as calculated by the Company and the balance as reported in the supplementary information Schedule I Computation of Net Capital Under SEC Rule 15c3-1.

Note 3: RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement with its Parent company covering certain operating expenses. The Company is invoiced for these services on a monthly basis. Included in the ordinary expenses are shared expenses of $604,824 for the year ended December 31, 2018.